U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 23, 2014

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Rockefeller Select Equity Fund (S000043627)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 20, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 461 to its registration statement, filed on behalf of its series, Rockefeller Select Equity Fund (the “Fund”).  PEA No. 461 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 15, 2014 for the purpose of making material changes to the investment objective and principal investment strategies of the Fund, as well as to change the name of the Fund to the “Rockefeller Equity Allocation Fund.”  The Trust is filing this PEA No. 479 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section- Fees and Expenses of the Fund

1.	Staff Comment: Please confirm there are no Shareholder Fees to disclose in the table.

Response:  The Trust responds by confirming supplementally that there are no Shareholder Fees to disclose in the table.

2.	Staff Comment: Please provide a completed version of the Fees and Expenses of the Fund table.

Response:  The Trust responds by providing a complete version of the Fees and Expenses of the Fund table in the Prospectus, as presented below:

Shareholder Fees (fees paid directly from your investment)	Institutional Class	Advisor Class
	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%
Shareholder Servicing Fees	None	0.15%
Other Expenses(1)	0.42%	0.42%
Total Annual Fund Operating Expenses	1.27%	1.42%
Less: Fee Waiver and/or Expense Reimbursement	-0.02%	-0.02%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.25%	1.40%

(1)	Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

(2)
Pursuant to an operating expense limitation agreement between Rockefeller & Co., Inc., the Fund’s investment adviser (the “Adviser”), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) do not exceed 1.25% and 1.40% of the Fund’s average daily net assets for Institutional Class shares and Advisor Class shares, respectively, through at least January 2, 2018.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on the Fund’s expenses in effect at the time of the waiver.

3.	Staff Comment: Please confirm that estimated expenses related to short sales (i.e., dividends and interest expense) have been included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that the Fund does not intend to engage in short sales as part of its investment strategies.  The Trust responds further by stating supplementally that, to the extent the Fund incurs any expenses related to short sales in the future, such expenses will be reflected in updates to the Fees and Expenses of the Fund table.

4.	Staff Comment: Please confirm whether the Fund’s investments in master limited partnerships will include investments in general partnership interests.

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser expects the Fund’s investments in master limited partnerships to consist of limited partnership interests and investments in the stock of companies that operate master limited partnerships.

Prospectus – Summary Section – Principal Investment Strategies and Principal Risks

5.
Staff Comment:  Please consider whether disclosure regarding the Funds’ investments in derivative securities included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

Statement of Additional Information (SAI)

6.
Staff Comment:  The Staff notes that the dash character used in the risk table on page 3 of the SAI may be difficult to read, and suggests that the Fund consider using a different character in place of the dash.

Response:  The Trust responds by replacing the dash in the risk table on page 3 of the SAI with a character that is easier to read.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers